maxis®

[redacted]

06011521

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

21 February 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 January 2006 to 15 February 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 January 2006 to 15 February 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	17 January 2006 25 January 2006 07 February 2006	Bursa Securities Listing Requirements	A
2. General Announcement	18 January 2006 20 January 2006 06 February 2006 09 February 2006 13 February 2006	Bursa Securities Listing Requirements	B

APPENDIX A

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34828 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **17/01/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 106,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 19 January 2006.**

LISTING'S CIRCULAR NO. L/Q : 34947 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/01/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 149,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 27 January 2006.**

LISTING'S CIRCULAR NO. L/Q : 35036 OF 2006 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/02/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 183,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 10 February 2006.**

APPENDIX B

General Announcement
Reference No **MC-060118-63055**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/01/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" or "the Company") ACQUISITION OF A NEW SUBSIDIARY - MAXIS SDN BHD (Company No: 719388-A) ("MSB")**

Contents :

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") are pleased to announce the acquisition of MSB ('the Acquisition').

MSB is a private limited company incorporated in Malaysia on 28 December 2005 and has an authorised share capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which two (2) Ordinary Shares of RM1.00 each have been issued and are fully paid-up as at to-date.

Prior to the Acquisition, the Company held one (1) ordinary share of RM1.00 each representing 50% of the issued and paid-up share capital of MSB.

Pursuant to the Acquisition, the Company has on 18 January 2006 acquired the remaining one (1) ordinary share of RM1.00 each in the share capital of MSB representing 50% of its issued and paid-up share capital for a cash consideration of RM1.00. Consequently, MSB is now a wholly-owned subsidiary of the Company.

Financial effects of the Acquisition

The Acquisition is not expected to have any material effect on the earnings and net tangible assets of Maxis group for the year ending 31 December 2006.

Directors' and/or Substantial Shareholders' and/or Persons Connected with a Director or Substantial Shareholders' Interest.

None of the Directors or substantial shareholders of the Company and/or persons connected to them has any interest, directly and indirectly, in the Acquisition.

General Announcement

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/01/2006

Type	:	**Announcement**
Subject	:	**Proposed joint venture between Global Communication Services Holdings Ltd ("GCSH"), a wholly-owned subsidiary of Maxis, and Sindya Securities & Investments Private Limited ("Indian Party"), in relation to their participation in Deccan Digital Networks Private Limited, a company incorporated in the Republic of India ("JVC") for the proposed acquisition by the JVC of 85,135,135 equity shares of 10 Indian Rupees ("Rs") each in Aircel Limited ("Aircel"), ("Aircel Shares") representing 35% of the enlarged issued and paid-up share capital of Aircel from Aircel Televentures Limited for a cash consideration of US$378 million ("Proposed Acquisition")**

Contents :

This announcement is released on behalf of Maxis.

Quote

INTRODUCTION

Further to the announcements made on 30 December 2005, 5 January 2006 and 6 January 2006, the Board of Directors of Maxis is pleased to announce that, on 20 January 2006, it has through its wholly-owned subsidiary, GCSH, entered into the agreements as set out below with the Indian Party in relation to their participation in the JVC for the purpose of purchasing 85,135,135 Aircel Shares representing 35% of the enlarged issued and paid-up share capital of Aircel. Shares in the JVC shall be held by GCSH and the Indian Party in the proportion of 25.714% and 74.286% respectively **("Proposed JV")**.

In conjunction with the Proposed JV, the following agreements have been entered into:

a) a Shareholders Agreement in relation to the JVC entered into between GCSH, the Indian Party and the JVC **("JVC Shareholders Agreement")**;
b) an Indian Party Call Option Agreement entered into between the Indian Party and the JVC **("IP Call Option Agreement")**.

c) a GCSH Call Option Agreement entered into between GCSH, the Indian Party and the JVC **("GCSH Call Option Agreement")**;

d) a RPS (as defined below) Subscription Agreement entered into between GCSH, the Indian Party and the JVC **("RPS Agreement")**; and

e) a Shareholders Agreement in relation to Aircel entered into between GCSH and the JVC **("Aircel Shareholders Agreement")**.

(collectively, JVC Shareholders Agreement, IP Call Option Agreement, GCSH Call Option Agreement, RPS Agreement and Aircel Shareholders Agreement shall herein be known as **"JV Agreements"**)
The Proposed JV is conditional upon the completion of the Proposed Acquisition.

2. DETAILS OF THE PROPOSED JV

2.1 Information on the Indian Party

The Indian Party is a special purpose vehicle that has been established by the Chennai based Reddy family for the purpose of their investment in the JVC. Amongst the businesses founded by the Reddy family are the Apollo Hospitals Group, the largest private hospital group in Asia, and PPN Power Generating Company Ltd. They also have interests in the electronics and financial sectors.

2.2 Information on JVC

The JVC was incorporated in New Delhi, the Republic of India on 16 January 2006 as Deccan Digital Networks Private Limited under the Companies Act, 1956 of the Republic of India.

Its principal activities are to engage in the business of telecommunications services either by promoting in India or elsewhere companies engaged in the business of telecommunications services.

2.3 Terms of the JV Agreements

The Proposed JV is based on the terms of the JV Agreements and encompasses the following:

a) The JVC was incorporated on 16 January 2006 with an authorized equity share capital of Rs 500,000 comprising 50,000 equity shares of Rs10 each **("JVC Shares")**. The initial issued and paid-up equity share capital of the JVC shall be 10,000 JVC Shares. Subsequently, the Indian Party shall purchase these initial 10,000 JVC Shares and simultaneously, GCSH and the Indian Party shall subscribe 11,828,440 and 34,161,560 new JVC Shares respectively for a total cash consideration of approximately Rs459,900,000 (equivalent to approximately US$10.2 million*) at Rs10 per JVC Share **("JVC Subscription")**, thus bringing the issued and paid-up equity share capital of the JVC to Rs460,000,000 comprising 46,000,000 JVC Shares.

* *converted at an assumed exchange rate of Rs12.0:RM1 (or Rs45:US$1 and US$1:RM3.8) and the assumed exchange rate is applicable throughout this announcement, unless otherwise indicated*

Following the completion of the subscription of the JVC Shares, GCSH and the Indian Party shall respectively hold 25.714% and 74.286% equity interest in the JVC.

b) GCSH and the Indian Party shall between themselves be entitled, in proportion to their shareholdings to subscribe to fully paid up cumulative redeemable non-convertible preference shares in the JVC of the face value of Rs10 each **("RPS")** for the sum of US$368 million (equivalent to RM1,398.4 million) or such other higher amount as agreed by GCSH, the Indian Party and the JVC **("RPS Subscription")**. The Board of Directors of Maxis envisages the total RPS Subscription shall not exceed US$375 million (equivalent to RM1,425 million), which comprises JVC's acquisition cost of the Aircel shares, ancillary costs and miscellaneous expenses. Any under-subscription by any one party may be subscribed by the other party. GCSH is entitled to nominate a third party to subscribe for all or part of its entitlement (including any under-subscription by the Indian Party, if any).

The key indicative terms of the RPS are as follows:

· the RPS holders will be entitled to receive a fixed dividend at the rate of 0.1% per annum and shall have a right to participate in the remaining profits of the JVC in proportion to their financial contribution;

· the RPS shall be cumulative and non convertible to equity shares;

· each RPS shall be redeemed at the end of 20 years from the date of issue of the RPS at

the nominal value of the RPS plus any premium at which it was subscribed, provided, however, the RPS holders shall have the right to roll over the RPS for a further period of 5 years by giving notice of 30 days to the JVC at any point of time;

· the RPS shall not be redeemed by the JVC by the issuance of further JVC Shares; and

· the RPS holders shall have the right to require the JVC to redeem the RPS (in whole or in part) at any point in time post issue of the RPS (subject to availability of profits in the JVC).

c) The purpose of the JVC is to invest in 35% of the issued and paid-up equity share capital of Aircel for a total consideration of US$378 million (equivalent to RM1,436 million) pursuant to the Proposed Acquisition.

The JVC shall fund the aforesaid acquisition using the proceeds from the JVC Subscription and RPS Subscription.

d) Call options

GCSH will have a call option, assignable to any third party, to purchase the entire equity stake of the JVC held by the Indian Party based on a market price mechanism, subject to a minimum price based on the Indian Party's entry price and related carrying costs.

The call option can be exercised at any point of time, subject to prevailing laws and regulations, post the date of the GCSH Call Option Agreement.

The Indian Party shall have a non transferable call option on the JVC for 24,324,324 Aircel Shares (representing 10% of the enlarged and issued paid-up equity share capital of Aircel following the Subscription) at a price based on the JVC's entry valuation, the contingent payment (if any) pursuant to the Proposed Acquisition and related carrying costs.

e) Management of the JVC and Aircel

· JVC - The board of the JVC shall constitute 5 members, majority of whom shall be resident Indian citizens, with the Indian Party having the right to nominate 3 Directors and GCSH having the right to nominate 2 Directors. GCSH and the Indian Party shall consult each other on such nominations prior to any appointment of the Directors.

· Aircel - Majority of the Directors of Aircel shall be resident Indian citizens and shall be appointed in consultation with the JVC.

2.4 Source of funding

The JVC will be funded using capital injection by shareholders and/ or external debt financing.

3. RATIONALE FOR THE PROPOSED JV

The Proposed JV is implemented in conjunction with the Proposed Acquisition and Subscription.

Maxis is making the investment in light of a number of attractive considerations. The investment offers Maxis a strategic entry into the Indian telecommunications market. While the mobile penetration rate is currently low at 6.2%, the Indian mobile market is already one of the world's largest with over 67 million subscribers (as of October 2005).

The acquisition of Aircel will provide Maxis with a strong platform to build on one of the few

remaining opportunities to enter India. With 2.2 million subscribers today, Aircel is the No. 1 mobile operator in Tamil Nadu, one of the most affluent and industrially advanced states in India with one of the largest and fastest growing economies. In addition, the mobile penetration rate among its 65 million population – which is 2.5 times the size of Malaysia – is still only at 10%.

Aircel has a strong and highly respected management team that has delivered strong financial performance in a low 'average revenue per user' environment. Aircel will provide Maxis with access to its expertise in mass marketing, capex optimisation and low cost operations as well as skilled manpower, which Maxis will be able to use across its other operations. In the medium term, Maxis will also leverage Aircel to pursue operating synergies in terms of off-shoring backend processes and building redundancy capabilities.

Further to the above, the partnership with the Reddy family will enable Maxis to comply with the Indian regulators' requirements of having a serious Indian promoter to hold at least 10% equity of the licensee company. The Reddy family is known for being proactive at using the benefits of technology to improve service delivery to their customers, including being pioneers in telemedicine. With strong roots in Tamil Nadu, the heart of Aircel's operations, the Reddy family will bring to the JVC their experience of operating in the regional business environment. Maxis also intends to leverage the Reddy family's existing national network, to assist Maxis in identifying and recruiting key Indian management talent, to complement the existing human capital pool of Aircel.

4. EFFECTS OF THE PROPOSED JV

4.1 Share capital and shareholdings of the substantial shareholders

The Proposed JV will not have any effect on Maxis' issued and paid-up share capital and the shareholdings of its substantial shareholders as there will be no new issue of Maxis shares pursuant to the Proposed JV.

4.2 Net assets

The Proposed JV will not have any effect on the proforma consolidated net assets per Maxis' share as at 31 December 2004.

4.3 Earnings

The Proposed JV is expected to result in an earnings per share dilution for the financial year ending 31 December 2006 after taking into account the effects of financing. However, the Proposed JV is expected to contribute positively to Maxis' consolidated earnings in the medium to long term.

5. APPROVALS REQUIRED

The Proposed JV is subject to and conditional upon approvals being obtained from the following:

(i) Bank Negara Malaysia;

(ii) Foreign Investment Promotion Board of the Ministry of Finance of India;

(iii) the shareholders of Maxis at an extraordinary general meeting to be convened; and

(iv) any other relevant authorities.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Insofar as the Directors of Maxis are able to ascertain, none of the Directors or major shareholders of Maxis or persons connected to them have any interest, whether direct or indirect, in the Proposed JV.

7. DIRECTORS' OPINION

The Directors of Maxis are of the opinion that the Proposed JV is in the best and long term interests of Maxis and its shareholders.

8. OTHER MATTERS

8.1 Documents available for inspection

The JV Agreements are available for inspection at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur during normal business days from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

8.2 Any departure from SC's Policies and Guidelines on Issue/ Offer of Securities

The Proposed JV does not depart from the SC's Policies and Guidelines on the Issue/Offer of Securities.

8.3 Estimated timeframe for completion

The Proposed JV is expected to be completed in the first half of 2006.

This announcement is dated 20 January 2006.

Unquote

Reference No **MC-060206-65938** 082-34780

Submitting Merchant Bank : NA
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 06/02/2006

Type : **Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID : **PY-060203-57900**
Subject : **ARTICLE ENTITLED :"Who will get the Spice-y deal?"**

Contents :

We refer to the letter dated 3 February 2006 from Bursa Malaysia to Maxis Communications Berhad ("Maxis" or "the Company") titled : "Who will get the Spice-y deal?"

Maxis' strategy for overseas expansion has been to explore opportunities in emerging markets with good potential for growth and Maxis continues to have discussions with various parties.

An appropriate announcement will be made in due course as and when definitive agreements have been reached with any party in relation to any such opportunity.

This announcement is dated 6 February 2006

Query Letter content :
We refer to the above article appearing in TheEdge Malaysia, Monday, 30 January 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" ... Maxis Communications Bhd and Telekom Malaysia Bhd (TM) are said to be among those competing for it."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

TAN YEW ENG
Sector Head, Issues & Listing
LPY
Copy to: Securities Commission (via fax)

General Announcement
Reference No **MC-060206-54318**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/02/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - RELATED PARTY TRANSACTION**

Contents :

1. Introduction

The Board of Directors of Maxis wishes to announce that **PT NATRINDO TELEPON SELULER** ("NTS"), a 51% owned subsidiary of Maxis had on 9 February 2006 entered into a dark fibre leasing arrangement by way of a Letter of Intent ("LOI") with PT Broadband Multimedia Tbk ("BM"), a related party of NTS.

The entry into of the LOI by NTS and BM is a related party transaction ("RPT") by virtue of Paragraph 10.08 of the Listing Requirements of Bursa Malaysia Securities Berhad.

2. Details of the parties

2.1 NTS was incorporated in Indonesia on 2 October 2000 under the Law of the Republic of Indonesia No: 1 Year 1995 ("Law No. 1 Year 1995"). Its principal activities are the provision of telecommunications services by operating mobile telecommunications network, basic telephony service and other related activities. NTS is a 51% owned subsidiary of Teleglobal Investments B.V. which in turn is a wholly-owned subsidiary of Maxis through Malaysian Mobile Services Sdn Bhd. The remaining 49% is held by PT Aneka Tirta Nusa ("Tirta").

2.2 BM was incorporated in Indonesia under the Indonesian Commercial Code on 6 January 1994 and its articles of association were subsequently adjusted to Law No. 1 Year 1995. BM is engaged in the business of providing Cable TV, fibre optic transmission network, Internet and its related services. As a progressive company that is pioneering the broadband communication service in Indonesia, BM brings advanced technology in the form of information, education and entertainment. To provide these, BM uses high capacity coaxial cables and fibre optic cables as its back bone to interconnect the coaxial network system. BM also provides high speed communication services as part of the Information Superhighway to prepare Indonesia's communities to face the emerging new technologies in the telecommunications industry.
BM is a related party of NTS by virtue of BM having common major shareholders and Commissioners/Directors with NTS. Details of the interests of the Directors, Commissioners, major shareholders and persons connected to them in NTS are set out in Paragraph 5 below.

3. Details of the RPT

Details of the RPT are as follows:-

(a) Related Party : BM

(b) Nature of Transaction : Lease of Dark Fibre Network

(c) Total Amount : USD28,024,000 (equivalent to RM104,109,160)

(d) Tenure : 10 years with an option to renew upon expiry

The parties will enter into a long form contract within 3 months of the date of the LOI, or such other period as the parties may agree, which will be consistent in all material respects with the terms and principles set out in the LOI. Upon the issuance of the LOI, a one-time installation fee is payable together with a portion of the lease fee based on the routes ordered by NTS for which it wishes to lease the dark fibre optic cores ("Rings"). BM will operate and maintain the fibre in each Ring in accordance with terms to be agreed by the parties and provide a fibre monitoring system for all complete Rings at no additional cost to NTS. If the long form contract is not executed within 3 months from the date of the LOI or such other period as the parties may agree, NTS shall have the right to terminate the LOI with immediate effect and to set off any invoiced amount due against the installation fee and BM shall refund to NTS all lease fee paid in advance by NTS.

4. Rationale

BM is the sole dark fibre network service provider in Indonesia today and the RPT will facilitate NTS' implementation schedule for the expansion and deployment of its mobile cellular network. BM's dark fibre network covers most of the areas where NTS' network requirement to support its 2G/3G network is located and its infrastructure covers 70% of NTS' planned transmission hubs. The availability of dark fibre is guaranteed. BM has the people and experience in fibre planning, operation and maintenance to help users build communication systems or solve communication problems.

5. Directors', Commissioners' and Major Shareholders' Interests

Details of the nature and extent of the interests of the Directors, Commissioners and major shareholders of NTS and persons connected to them as at 9 February 2006 are as follows:-

(i) BM is a 56.02% owned subsidiary of AcrossAsia Limited ("AcrossAsia"). AcrossAsia is a major shareholder of NTS having a deemed effective equity interest of 9.03% in the share capital of NTS via Tirta.

(ii) Dr. Cheng Cheng Wen, a Commissioner of NTS, is also an Executive Director of AcrossAsia and a Commissioner of BM; and

(iii) Mr. Marshall Wallace Cooper, who was a Commissioner of NTS within the 12 months preceding the date on which the terms of the transaction was agreed upon, is also a Director of BM and an Executive

Director of AcrossAsia.

Save as disclosed above and as far as the Directors and Commissioners are aware, none of the other Directors, Commissioners, major shareholders and/or persons connected to them has any interest, direct or indirect in the RPT.

The entry into of the RPT has been duly approved by the shareholders of NTS and the aforesaid interested Commissioner of NTS has abstained from all deliberations and voting on the resolution in respect thereof.

6. Effects on the share capital, substantial shareholders' shareholdings, earnings and consolidated net assets of Maxis

The RPT will not have any effect on the share capital or the shareholdings of the substantial shareholders of Maxis.

The RPT is also not expected to have a material effect on the earnings per share and the consolidated net assets of Maxis for the financial year ending 31 December 2006.

7. Statement by the Board of Directors

The Board of Directors of Maxis has taken into consideration all aspects of the RPT and is of the opinion that the RPT is in the best interests of Maxis and its subsidiaries.

8. Approvals required

The RPT does not require the approval of the shareholders of Maxis or the approvals of any other relevant regulatory body.

9. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission

As far as Maxis is aware, the RPT has not departed from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission.

This announcement is dated 9 February 2006.

General Announcement
Reference No **MC-060213-55081**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/02/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD - EXTRAORDINARY GENERAL MEETING**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that an Extraordinary General Meeting of the Company will be held on Wednesday, 1 March 2006 at 10.00 a.m at:-

Sapphire Room, Level 1,
Mandarin Oriental Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.

This announcement is dated 13 February 2006.

EGM 14.02.06.pdf

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **09** day of **January , 2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**106,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **39,000** shares	-	RM4.36	-
[c]	Amount paid on **5,000** shares	-	RM4.80	-
[c]	Amount paid on **56,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.74	-
[c]	Amount paid on **3,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **39,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **56,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of **January , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,094,000** shares of RM0.10 each and the paid-up capital is **RM250,009,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**21,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**51,000**
	(c)	the number of shares allotted to non-citizens	**16,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**10,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	8,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	106,000

Dated this 16 day of **January, 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of **January , 2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**149,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **46,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **56,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **43,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **46,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **56,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **43,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **January , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,243,000** shares of RM0.10 each and the paid-up capital is **RM250,024,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**33,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	35,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	149,000

Dated this 23 day of **January, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19** day of **January , 2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**36,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **17,000** shares	-	RM4.36	-
[c] Amount paid on **18,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **January , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,279,000** shares of RM0.10 each and the paid-up capital is **RM250,027,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**9,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	24,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	36,000

Dated this 27 day of **January , 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **January, 2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**79,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **28,000** shares	-	RM4.36	-
[c] Amount paid on **46,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.74	-
[c] Amount paid on **3,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **28,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **46,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of February , 2006

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,358,000** shares of RM0.10 each and the paid-up capital is **RM250,035,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**39,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	79,000

Dated this 06 day of February , 2006

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **January, 2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**68,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **15,000** shares	-	RM4.36	-
[c] Amount paid on **40,000** shares	-	RM5.13	-
[c] Amount paid on **8,000** shares	-	RM7.05	-
[c] Amount paid on **5,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **15,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **40,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of February , 2006

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,426,000** shares of RM0.10 each and the paid-up capital is **RM250,042,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**41,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	7,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	68,000

Dated this 06 day of February , 2006

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24 082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **February, 2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**126,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **51,000** shares	-	RM4.36	-
[c]	Amount paid on **59,000** shares	-	RM5.13	-
[c]	Amount paid on **12,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **51,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **59,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **February**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,552,000** shares of RM0.10 each and the paid-up capital is **RM250,055,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**9,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	31,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	126,000

Dated this 15 day of **February, 2006**

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000